PRESS RELEASE
CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE

EXPLORATION DRILL PROGRAM COMMENCES AT PRAIRIE CREEK MINE

Vancouver, British Columbia, June 6th, 2011 – Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (the “Company” or “Canadian Zinc”) announces the commencement of its summer 2011 diamond drill  program on  the Company’s 100% owned Prairie Creek Mine property (the “Project”) in the Northwest Territories.

Canadian Zinc has mobilized crews to the Prairie Creek minesite and drilling, utilizing the Company’s own drill rigs, began June 1st.   The 2011 drilling will further explore for zinc-lead-silver mineralization additional to the existing defined mineral resource and test for additional high-grade vein structures and, at the same time, test for other, wider stratabound deposits.  This $2 million program is scheduled to continue until October 2011.

Alan Taylor COO and VP Exploration said “This exploration drilling represents only one portion of our 2011 program and is intended to further enhance the potential of the Project, which already has an established mineral resource.  The main focus for 2011 is of course permitting, and the Project is now entering the final stages of the Environmental Assessment process.  Furthermore, our on-going feasibility study, being conducted by SNC-Lavlin, will determine the major operational parameters and will provide us with an opportunity to evaluate the capital costs and financial analysis of the Project.”

North Extension Drilling, Casket Creek Area – Continuation of Deep Drilling Program

The Company will continue to extend drillhole PC-10-187, which was temporarily suspended at a downhole depth of 680 metres in October 2010, to test for extensions of the Inferred Mineral Resource at the Prairie Creek Mine, 1.5 kilometres to the south.

In 1995, the closest drillhole to where the drill rig is now situated, PC-95-125, returned multiple mineralized vein intersections at a downhole depth of 750 metres, including a 6.3 metre intercept grading 18.7% zinc, 8.5% lead and 239 grams silver per tonne.

PC-10-186, the first hole completed in the 2010 program, intersected the target Whittaker Formation, which hosts the majority of the defined mineral resource at the Prairie Creek Mine at a downhole depth of approximately 1,557 metres.  After establishing the exact location of the host stratigraphy at depth, the target vein structure was projected to occur farther west and PC-10-187 is intended to test this target.

By extending PC-10-187, it is anticipated that the drilling will intersect the Whittaker Formation and the projected structural environment associated with the vein mineralization.  Further wedged holes are also planned from this same drill station.
Prairie Creek Mine Area Drilling

Approximately 20 diamond drillholes are planned to test for additional vein and stratabound mineralization in the immediate vicinity of the Prairie Creek Mine.  The targeted untested areas include drill sites immediately south of the minesite along existing roads around the Prairie Creek Mine.  A number of drill pads will also be located in the Harrison Creek valley behind the existing mill complex to test for southern extensions of mineralization in the vicinity of the defined mineral resource.

Defined Mineral Resource

The Prairie Creek Property hosts National Instrument 43-101 compliant Measured and Indicated Mineral Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper and 161 grams silver per tonne and a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne  and additional exploration potential, [Technical Report October 2007, Minefill Services Inc. Dr. David Stone and Stephen Godden, Qualified Independent Persons].  The majority of the mineral resource occurs within a high-grade vein-type structure with the remaining occurring as stratabound-type deposits.

Qualified Person

Alan Taylor, P.Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

About Canadian Zinc

Canadian Zinc’s principal focus is to advance the Prairie Creek Mine, a zinc-lead-silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1000 tonne per day mill and related infrastructure. The proposed development and operation of the Prairie Creek Mine is currently undergoing an Environmental Assessment by the Mackenzie Valley Environmental Impact Review Board. Canadian Zinc also holds 12.6 million shares of Vatukoula Gold Mines plc (“VGM”), representing approximately 15% of VGM’s outstanding shares. VGM is a UK company, listed on the AIM Market of the London Stock Exchange that currently owns and operates the Vatukoula Gold Mine located in Fiji.

Cautionary Statement – Forward-looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties.  This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website: www.canadianzinc.com